Exhibit 99.1

21 August 2025
Notice convening the annual general meeting of shareholders of
Coincheck Group N.V.
Coincheck Group N.V. ("Coincheck" or the "Company") invites its shareholders to its annual general meeting, to be held at the offices of De Brauw Blackstone Westbroek, Burgerweeshuispad 201, 1076 GR Amsterdam, the Netherlands, on Tuesday 23 September 2025, starting at 10:00 a.m. CEST (the "AGM").
Shareholders should regularly check www.coincheckgroup.com for updates in relation to the AGM.
Agenda
1.Opening
2.Financial statements, results and dividend
a.Report of the Company's board of directors (the "Board") on the Company's financial and non-financial (ESG) performance (discussion item)
b.Remuneration report for the financial year ended 31 March 2025 (advisory voting item)
c.Adoption of the annual accounts for the financial year ended 31 March 2025 (voting item)
d.Clarification on the Company's reserves, dividend and dividend policy (non-voting item)
3.Discharge of the directors from liability in respect of the performance of their duties during the financial year ended 31 March 2025 (voting item)
4.Composition of the Board
a.Proposal to reappoint Mr. Matsumoto as executive director (voting item)
b.Proposal to reappoint Mr. Simanson as executive director (voting item)
c.Proposal to reappoint Mr. Nakagawa as executive director (voting item)
d.Proposal to appoint Mr. Katsuya as executive director (voting item)
e.Proposal to reappoint Mr. Oyagi as non-executive director (voting item)
f.Proposal to reappoint Mr. Stikker as non-executive director (voting item)
g.Proposal to reappoint Mr. Burg as non-executive director (voting item)
h.Proposal to reappoint Ms. Suzuki as non-executive director (voting item)
i.Proposal to reappoint Ms. Tan as non-executive director (voting item)
5.Amendment of the Remuneration Policy for the Board (voting item)
6.Appointment of KPMG Accountants N.V. as the external auditor of the Company's Dutch statutory annual accounts for the financial year ending 31 March 2026 (voting item)
7.Approval of transactions (voting item)
8.Board authorizations

a.Authorization of the Board to issue ordinary shares and/or grant rights to subscribe for ordinary shares (voting item)
b.Authorization of the Board to restrict or exclude pre-emptive rights (voting item)
c.Authorization of the Board to repurchase ordinary shares in the share capital of the Company (voting item)
d.Cancellation of ordinary shares in the share capital of the Company (voting item)
9.Any other business (non-voting item)
10.Closing

Documentation
The agenda with the explanatory notes thereto, as well as any other meeting documents (the "AGM Documents") can be found at www.coincheckgroup.com. These documents can also be requested by shareholders and other persons entitled to attend the AGM via jsandberg@coincheckgroup.com and will upon request be sent electronically. The AGM Documents can also be obtained at the Company's offices located at Nieuwezijds Voorburgwal 162, 1012 SJ Amsterdam, the Netherlands. For any other questions relating to the AGM, shareholders and other persons entitled to attend the AGM can contact jsandberg@coincheckgroup.com.
Attendance and voting
All shareholders as of the close of business on 26 August 2025 (the "Record Date") are entitled to attend and/or vote at the AGM. The procedure for voting and attending depends on the way the person holds its shares in the Company as set out hereinafter.
Beneficial owners: persons who hold shares through a bank, broker, financial institution or other financial intermediary on the Record Date are regarded as "Beneficial Owners".
1.Proxy voting: Beneficial Owners who wish to vote by proxy should follow the instructions and use the voting instrument provided by the bank, broker, financial institution or other financial intermediary through which they hold their beneficial ownership of shares. Beneficial Owners who have any questions in respect of the above procedure should contact such bank, broker, financial institution or other financial intermediary for further information.
2.Attendance: Beneficial Owners who wish to attend the AGM in person must notify the Company of their intention to attend the AGM by sending notice to that effect to the Company's email address jsandberg@coincheckgroup.com no later than on 18 September 2025, 5:00 p.m. CEST. Beneficial Owners must enclose with their attendance notice (i) proof of beneficial ownership of their shares as of the Record Date, and (ii) their signed proxy from the relevant bank, broker, financial institution or other financial intermediary.
Registered shareholders: persons holding shares on the Record Date that are registered in the shareholders register or with the Company’s transfer agent are regarded as "Registered Shareholders".
1.Proxy voting: Registered Shareholders who wish to vote by proxy may do so by using the proxy card that has been made available on the Company's website as part of the AGM Documents.

2.Attendance: Registered Shareholders who wish to attend the AGM must notify the Company by sending notice to that effect to the Company’s email address jsandberg@coincheckgroup.com no later than on 18 September 2025, 5:00 p.m. CEST.
Persons wishing to attend the meeting may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document (such as a passport or identity card).

The Board of Coincheck Group N.V.
Amsterdam, 21 August 2025